UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 September 29, 2006

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

PGS - OPTION FOR SECOND NEW RAMFORM VESSEL EXERCISED

SEPTEMBER 28, OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that it has decided to exercise the option with Aker Yards, Langsten to build an additional new third generation Ramform vessel, "Ramform 8".

This new and improved Ramform class seismic vessel is a sister vessel of the previously announced "Ramform 7", which is currently being built at the same yard. "Ramform 8" has an agreed cost from the yard including installation, but excluding the cost of seismic equipment, of NOK 578 million (approximately $88.0 million). The vessel is scheduled for delivery in the second quarter of 2009.

The third generation Ramform is designed with the objective to further extend the PGS lead in 3D seismic acquisition productivity and efficiency. The design builds on the proven industry leading capabilities of the current Ramform fleet, while introducing several improvements. Compared to the existing Ramform vessels, the vessel is approximately 16 meters longer, giving higher fuel capacity and transit speed. A substantial power upgrade will significantly increase speed while surveying. The vessel will be capable of towing up to 22 streamers. A range of technology improvements will be implemented to maintain or improve efficiency of handling, deployment, retrieval and maintenance of the in sea equipment.


PGS President and CEO, Svein Rennemo commented the following:

"The strategic rationale for this investment is to further enhance PGS' productivity leadership in towed streamer acquisition, in general, and in advanced towed streamer acquisition, in particular. We expect demand for marine seismic services to be very strong over the next years. Although significant additional capacity will come into the industry we believe that demand fundamentals longer term will support advanced high productivity capacity like the new generation Ramforms."


                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.


For more information on Petroleum Geo-Services visit www.pgs.com.


                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2005. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


                                     --END--


FOR DETAILS, CONTACT:

OLA BOSTERUD
Phone: +47 67 52 64 00
Cellular:  +47 90 95 47 43

CHRISTOPHER MOLLERLOKKEN
Phone: +47 67 52 64 00
Cellular: +47 90 27 63 55

US INVESTOR SERVICES,
Katrina Green
Phone: +1 281 509 8000


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

   September 29, 2006                        /s/ CHRISTOPHER MOLLERLOKKEN
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        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager